Exhibit 99.1

IN ARBITRATION WITH

HONG KONG INTERNATIONAL ARBITRATION CENTRE

CASE NO. HKIAC/ _________

AMENDED NOTICE OF ARBITRATION

UNDER THE ARBITRATION RULES OF THE UNITED NATIONS

COMMISSION ON INTERNATIONAL TRADE LAW

July 20, 2013

VELATEL GLOBAL COMMUNICATIONS, INC., and

GULFSTREAM CAPITAL PARTNERS, LTD.,

Claimants

v.

CHINA MOTION TELECOM INTERNATIONAL LIMITED,

CHINA MOTION HOLDINGS LIMITED, and

CHINAMOTION INFOSERVICES LIMITED,

Respondents

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(a)	DEMAND FOR ARBITRATION

Pursuant to Article 3 of the United Nations Commission on International Trade Law Arbitration Rules (UNCITRAL), Claimants VelaTel Global Communications, Inc. (“VelaTel Global”) and Gulfstream Capital Partners, Ltd. (“Gulfstream” and together with VelaTel Global collectively “VelaTel”) hereby demand that their dispute with Respondents China Motion Telecom International Limited (“Listco”), China Motion Holdings Limited (“CM Holdings”) and ChinaMotion InfoServices Limited (“InfoServices” and together with Listco and CM Holdings collectively “Holdings”) be resolved via arbitration.

(b)	NAMES AND CONTACT DETAILS OF EACH PARTY AND ITS REPRESENTATIVES

Claimants are:		Represented by:
(1) VELATEL GLOBAL COMMUNICATIONS, INC.		Kenneth Hobbs, Associate General Counsel
(2) GULFSTREAM CAPITAL PARTNERS, LTD.		Address:	same as VelaTel
		Phone:	+1 206 940 9900 (cell)
Address:	5950 La Place Court, Suite 160	Email:	khobbs@velatel.com
Carlsbad, CA 92008, USA

Respondents are:		Represented by:
(1) CHINA MOTION TELECOM INTERNATIONAL LIMITED		Ji Zuguang, Director
(2) CHINA MOTION HOLDINGS LIMITED		Address:	same as Holdings
(3) CHINAMOTION INFOSERVICES LIMITED		Phone:	+852 2209 2888
		Fax:	+852 2209 1838
Address:	Unit 3101, Level 31
	Tower 1, Enterprise Square Five	Amy Chan, Company Secretarial Department
	38 Wang Chiu Road	Address:	same as Holdings
	Kowloon Bay, Hong Kong	Phone:	+852 2209 2882
		Fax:	+852 2209 1882
		Email:	amy.snchan@chinamotion.com

Notwithstanding the provisions of the UNCITRAL Rules or of any agreement between VelaTel and Holdings to the contrary, to the maximum extent allowable by the HKIAC or the arbitrator upon appointment, in connection with any notice or other communication pertaining to this arbitration, VelaTel expressly waives delivery of such notice or communication to any other representative or via any other means of delivery except to its representative Kenneth Hobbs via the email address set forth above, with confirmation of receipt.

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(c)	ARBITRATION AGREEMENT INVOKED

VelaTel and Holdings are parties to a stock purchase agreement and related transaction documents further described below, which agreement provides in part:

6.3 Governing Law. This Agreement is made and shall be governed by, and construed and enforced in accordance with, the laws of the Hong Kong Special Administrative Region of the People’s Republic of China ("Hong Kong"), without regard to the conflict of laws principles thereof as the same apply to agreements executed solely by residents of Hong Kong and wholly to be performed within Hong Kong.

6.6 Dispute Resolution. Any dispute between the Parties arising out of or relating to this Agreement shall be submitted to binding arbitration with the Hong Kong International Arbitration Center (“HKIAC”) for binding arbitration conducted in English by a single arbitrator. The dispute(s) shall be resolved pursuant to the United Nations Commission on International Trade Law Arbitration Rules. The award of the arbitrator shall be final and binding on the Parties and may be enforced in any court of competent jurisdiction.

6.7 Attorney Fees and Stamp Duty. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of this Agreement, the prevailing Party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such Party may be entitled. Save as disclosed in this Section 6.7, each Party shall pay its own costs and disbursements (including stamp duty, adjudication fee, and other impositions in relation to the transfer of the MVNO Stock, and professional (including legal) fees) of and incidental to this Agreement and the sale and purchase hereby agreed to be made.

(d)	CONTRACTS OUT OF WHICH THE DISPUTE ARISES (AND CORRESPONDING EXHIBIT DESIGNATION)

The following described documents are each appended as an Exhibit to this Notice of Arbitration and the significance of each to the dispute is described in the following Description of Claim Section of this Notice.

1.	Stock Purchase Agreement between VelaTel and Holdings (“SPA”);

2.	Corporate Guaranty;

3.	First Amendment to SPA (“First Amendment”);

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4.	Second Amendment to SPA (“Second Amendment”);

5.	Stock Pledge Deed and Escrow Agreement (“Pledge Agreement”);

6.	Promissory Note (“Note”);

7.	March 18, 2013 Board Resolutions for Bank Signatories (“March Banking Resolutions”);

8.	May 28, 2013 Board Resolutions for Bank Signatories (“May Banking Resolutions”);

9.	July 1, 2013 letter from VelaTel to Holdings’ representative on CMTHK’s board of directors (“VelaTel’s July 1 Letter”);

10.	July 3, 2013 letter from Holdings to VelaTel in response to VelaTel July 1 Letter (“Holdings’ July 3 Letter”); and

11.	July 11, 2013 letter from VelaTel to Holdings in response to Holdings July 3 Letter (“VelaTel’s July 11 Letter”).

(e) DESCRIPTION OF THE CLAIM AND AMOUNT INVOLVED

1.                  China Motion Telecom (HK) Limited (“CMTHK”) is a Hong Kong corporation and a leading Mobile Virtual Network Operator (MVNO), offering telephony services to customers in Hong Kong and other selected markets in Greater China. During its fiscal year ended March 31, 2012, CMTHK generated more than HK$95 million revenue and earned almost HK$8 million in profit (net of allowance for management fees paid to its parent company).

2.                  VelaTel Global is a U.S. corporation whose stock is publicly traded via the OTC Link quotation platform of OTC Markets Group, Inc. (which is sometimes referred to as an “Over-The-Counter Stock”). As a publicly traded company, VelaTel Global is subject to financial and other disclosure compliance regulations adopted and enforced by the U.S. Securities and Exchange Commission (“SEC”). VelaTel Global acts as a holding company to acquire, manage and operate telecommunications networks in numerous markets worldwide. Gulfstream is a Seychelles corporation and a wholly-owned subsidiary of VelaTel Global. VelaTel typically acquires its subsidiary and joint venture interests in other operating companies using Gulfstream as an intermediary vehicle.

3.                  Listco is a Bermuda corporation whose stock is publicly traded via listing on the Hong Kong Stock Exchange. As a publicly traded company, Listo is subject to financial and other disclosure compliance regulations adopted and enforced by both the Hong Kong Stock Exchange (“HKSE”) and the Securities & Futures Commission of Hong Kong (“S&FCHK”). CM Holdings is a British Virgin Island corporation and a 100% subsidiary of Listco. InfoServices is a British Virgin Island corporation and a 95% subsidiary of CM Holdings. Prior to the transaction described below, CMTHK was a 100% subsidiary of InfoServices.

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4.                  On November 27, 2012, VelaTel and Holdings entered into the SPA, the Corporate Guaranty, and an Escrow Agreement (which Escrow Agreement was later superseded by the Pledge Agreement). The subject matter of the SPA was for VelaTel to purchase from Holdings 100% of the capital stock of CMTHK. The SPA originally contemplated an all-cash closing to occur on or before January 31, 2013.

5.                  On February 4, 2013, VelaTel and Holdings entered into the First Amendment, whereby the outside closing date was extended to February 28, 2013.

6.                  On March 3, 2013, VelaTel and Holdings entered into the Second Amendment, the Pledge Agreement and the Note. The primary effect of these documents was to change the transaction from all-cash at closing to a seller-financed transaction, with approximately 75% of the total purchase price represented by the Note, and a pledge back to Holdings of the capital stock of CMTHK as security for VelaTel’s repayment of the Note. The Second Amendment provides that the SPA is deemed to have closed retroactive to March 1, 2013. The Second Amendment also adds the following additional terms to the SPA:

1.8C For so long as any portion of the Note remains unpaid and outstanding, Seller shall have the right to appoint one of three or more members of the Board of Directors. Any of the following decisions shall require unanimous consent of all Directors: (a) borrow any sum or enter into any contract for capital expenditures that is in excess of HK$1,500,000 or is outside the course of the Company’s general business model as a telecommunications service provider; (b) vary any rights attaching to any of the shares of the Company; (c) consolidate or merge with or acquire any other business or dispose of any existing capital assets of the Company; (d) issue any share of the Company or create or issue any debentures or other securities convertible into shares or debentures of the Company; (e) pass any resolutions in general meeting or by way of written resolution relating to wind-up or dissolution of the Company; and (f) distribute any profits of the Company. Buyer shall procure that for so long as any portion of the Note remains unpaid and outstanding, the Company shall not undertake any of the matters listed above without the prior written consent of Seller.

1.8D Notwithstanding anything in this Second Amendment to the contrary, during the time any portion of the Note remains unpaid and outstanding, Buyer is committed to begin upgrading the Company’s network and the Company shall bear the expenses of engineering services rendered in connection with upgrading the Company’s telecommunication network, upon reasonable commercial terms estimated to total approximately no more than HK$1,300,000 per month (“Technical Service Fee”), and such fees shall be processed and approved for payment immediately.

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7.                  As a result of and as of the closing of the SPA, CMTHK became a wholly-owned subsidiary of VelaTel. VelaTel Global began reporting the financial results of CMTHK in VelaTel’s consolidated financial statements that are filed with the SEC, including its filing on SEC Form 10-Q for the period ending March 31, 2013 that was filed on or about May 16, 2013. Likewise, as of closing of the SPA, Listco should have (and upon information and belief did) discontinue reporting the financial results of CMTHK in Holdings’ consolidated financial statements that are filed with the HKSE and the S&FCHK.

8.                  As part of the transition of management of CMTHK from Holdings to VelaTel following closing of the SPA, Colin Tay and George Alvarez, both directors of VelaTel, were appointed as directors of CMTHK, along with Peter Hung, the prior CEO of CMTHK who retained such title as well as acting as Holdings’ board representative. Also as part of transition, the Board adopted the March Banking Resolutions.

9.                  VelaTel began undertaking engineering of the upgrade of CMTHK’s network, and periodically submitted its invoices to CMTHK for such work. Contrary to the terms of the Second Amendment stating VelaTel’s fees “shall be processed and approved for payment immediately,” CMTHK repeatedly informed VelaTel that Holdings would not approve the invoices as submitted, and suggested that VelaTel re-submit the invoices in smaller increments, covering different dates of service, providing additional or different detail, and/or characterizing invoices as covering matters other than technical services associated with CMTHK’s network upgrade, all in an effort to have the invoices processed in a manner that would draw no objection from Holdings.

10.              As VelaTel’s involvement in management of CMTHK increased, VelaTel determined that the March Banking Resolutions delayed the processing of not only its technical services invoices but other day-to-day processing of CMTHK’s ordinary expenses, and that the March Banking Resolutions afforded Holdings more control over management of CMTHK than called for under the SPA (as amended by the Second Amendment). VelaTel caused a majority of CMTHK’s directors to adopt the May Banking Resolutions, and instructed CMTHK’s management to process them with the appropriate banks. VelaTel was informed on several occasions that Holdings did not consent to the May Banking Resolutions and that CMTHK would therefore not process them per VelaTel’s instructions.

11.              VelaTel’s July 1 Letter objected to Holdings’ interference in the processing of VelaTel’s invoices for technical services fees, and of the May Banking Resolutions. Holdings’ July 3 Letter states the following position of Holdings regarding the May Banking Resolutions:

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As regards the proposed changes in bank signatories of the Company [CMTHK], generally speaking, we acknowledge that such proposal is reasonable. However, given that (1) part of the Promissory Note remains unpaid and outstanding; and (2) the concern was raised by the Company's auditors on the recoverability of the Promissory Note based on your payment pattern and financial strength, we are advised to make precautionary measures to monitor and preserve our collaterals as well as the assets of the Company until all outstanding balances of the Promissory Note are fully paid. We consider that the present signing arrangement is appropriate and effective for the daily operations of the Company. In addition, we also consider that the withdrawal of fund under your proposed signing arrangement without the prior consent of Seller will have a close connection with, or an implication on, any of the decisions set out in section 1.8C of the Second Supplemental Agreement, in particular, it could also be construed to have amounted to a decision to distribute profits of the Company which requires an unanimous consent of all Director under Section 1.8C of the Second Supplemental Agreement. We are currently seeking professional advice in this regard.

VelaTel’s July 11 Letter advises Holdings VelaTel would file this arbitration unless all outstanding invoices for technical services are paid and the May Banking Resolutions are submitted to the applicable banks by July 15, 2013. VelaTel subsequently received payment of all its invoices then outstanding. Through the date of filing this Notice of Arbitration, Holdings has not authorized the processing of the May Banking Resolutions, nor has Holdings otherwise responded to VelaTel’s July 11 Letter.

12.              As a result of Holdings’ actions, VelaTel does not have operational control of CMTHK. Accordingly, VelaTel is or will be in violation of applicable SEC regulations by including the financial results of CMTHK on its consolidated financial statements. VelaTel is or may be required to restate its consolidated financial statements for the period ending March 31, 2013 because such consolidations includes CMTHK’s financial results. Restatement of past financial statements and/or future inability to include CMTHK’s financial results may damage VelaTel’s perceived value to the investing community, devaluing its stock price and affecting its ability to raise additional capital required for its operations. VelaTel will also incur additional audit and legal expenses associated with restating its past financial statements.

13.              To the extent Holdings’ de facto control of CMTHK requires that Listco should be but is not reporting CMTHK’s financial results in Holdings consolidated financial statements, such failure may constitute a violation of applicable HKSE and/or S&FCHK regulations to which Listco is subject. Violation of such regulations may cause harm to CMTHK’s business reputation based on its past affiliation with Holdings, thereby affecting its ability to enter into strategic relationships or be awarded concessions and licenses for which it is currently eligible.

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14.              The full nature and extent of VelaTel’s damages proximately caused by Holdings’ breach of the SPA are unknown, but are continuing in nature and are expected to increase with the passage of time.

(f)	RELIEF OR REMEDY SOUGHT

VelaTel seeks an arbitration award (1) declaring that Holdings has breached the SPA, (2) enjoining Holdings from further interference in the management of CMTHK except as authorized in the SPA, including a declaration that Holdings shall not interfere with (i) the processing of the May Banking Resolutions, nor (ii) future invoices from VelaTel to CMTHK for technical services rendered, and (3) for such past and future damages as VelaTel has suffered as a result of Holdings’ breach of the SPA, including (a) additional audit and legal fees associated with restating past financial statements, (b) diminution in value of VelaTel’s equity or capital raising ability as a result of restating its past financial statements or inability to include the financial results of CMTHK in future consolidated financial statements, (c) diminution in value of CMTHK’s equity, (d) harm to CMTHK’s business reputation, corporate opportunities, or potential concession opportunities, (e) other incidental and consequential damages, and (f) attorney fees and necessary disbursements incurred in connection with this arbitration (per Section 6.7 of the SPA).

(g)	NUMBER OF ARBITRATORS, LANGUAGE AND VENUE OF ARBITRATION

The dispute resolution clause contained in the SPA and quoted above expressly calls for arbitration before a single arbitrator, to be conducted in the English language and in Hong Kong. There is no provision for pre-appointment of the arbitrator. VelaTel proposes that the parties attempt to agree on the arbitrator and failing such agreement that the HKIAC select the arbitrator from a qualified panel.

DATED: July 20, 2013

VelaTel Global Communications, Inc. and Gulfstream Capital Partners, Ltd.

By:	/s/ Kenneth Hobbs
Kenneth Hobbs, Counsel for Claimant

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